Exhibit 99.6

MANAGEMENT’S DISCUSSION & ANALYSIS | December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

This Management’s Discussion and Analysis (“MD&A”) dated February 13, 2020 presents an analysis of the financial position of CI Financial Corp. and its subsidiaries (“CI”) as at December 31, 2019, compared with December 31, 2018, and the results of operations for the quarter and year ended December 31, 2019, compared with the quarter and year ended December 31, 2018 and the quarter ended September 30, 2019.

CI’s Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. (“CI Investments”) and Assante Wealth Management (Canada) Ltd. (“AWM” or “Assante”). The Asset Management segment of the business includes the operating results and financial position of CI Investments and its subsidiaries, including CI Private Counsel LP (“CIPC”), as well as the operating results and financial position of GSFM Pty Limited (“GSFM”). First Asset Investment Management Inc., formerly a subsidiary of CI Investments, was amalgamated on July 1, 2019. The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries, including Assante Capital Management Ltd. (“ACM”) and Assante Financial Management Ltd. (“AFM”), as well as the operating results and financial position of BBS Securities Inc. (“BBS”) and WealthBar Financial Services Inc. (“WealthBar”).

Q4 Financial Report	2	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

This MD&A contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control.  Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable.  Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

This MD&A includes several non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. CI believes that these financial measures provide information that is useful to investors in understanding CI’s performance and facilitate a comparison of quarterly and full year results from period to period. Descriptions of these non-IFRS measures and reconciliations to the nearest IFRS measure, where necessary, are provided in the “Non-IFRS Measures” section of this MD&A. Note that figures in tables may not add due to rounding.

Q4 Financial Report	3	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 1: SELECTED ANNUAL INFORMATION

	Fiscal Years Ending December 31
[millions, except per share amounts]	2019	2018	2017

Management fees	$1,857.9	$2,004.2	$1,897.1
Total revenue	$2,119.2	$2,236.4	$2,111.3
Selling, general & administrative	$489.3	$512.6	$451.6
Total expenses	$1,392.4	$1,393.1	$1,303.6
Income before income taxes	$726.8	$843.3	$807.7
Income taxes	$189.3	$225.5	$258.8
Non-controlling interest	$-0.9	$0.4	$-0.2
Net income available to shareholders	$538.4	$617.5	$549.1

Adjusted net income[1]	$565.0	$617.5	$628.4
Free cash flow[1]	$603.1	$655.5	$648.4

Basic earnings per share	$2.30	$2.38	$2.08
Diluted earnings per share	$2.29	$2.38	$2.08
Adjusted earnings per share[1]	$2.41	$2.38	$2.38

Adjusted EBITDA[1]	$850.5	$906.2	$891.8

Total assets	$4,368	$4,292	$4,345
Gross debt	$1,604	$1,504	$1,118
Net debt[1]	$1,383	$1,255	$861

Average shares outstanding	234.3	259.3	264.4
Shares outstanding	221.8	243.7	271.9
Share price	$21.71	$17.28	$29.77
Market capitalization	$4,815	$4,212	$8,094

1 Adjusted net income, adjusted earnings per share, free cash flow, adjusted EBITDA and net debt are not standardized earnings measures prescribed by IFRS. Descriptions of these non-IFRS measures, as well as others, and reconciliations to IFRS, where necessary, are provided in the "Non-IFRS Measures" section of this MD&A.

Q4 Financial Report	4	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 2: SUMMARY OF QUARTERLY RESULTS

[millions of dollars, except per share amounts]	2019				2018
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
INCOME STATEMENT DATA
Management fees	464.4	465.6	468.5	459.5	474.2	509.9	506.3	513.7
Administration fees	59.4	54.9	53.6	52.4	51.8	50.2	47.5	48.1
Other revenues	10.8	7.0	8.2	14.9	3.2	8.9	10.8	11.7
Total revenues	534.7	527.5	530.3	526.8	529.2	569.0	564.6	573.5

Selling, general & administrative	113.8	124.6	124.8	126.1	123.5	128.9	127.3	132.9
Trailer fees	145.7	146.5	148.1	144.6	149.1	160.6	159.6	162.0
Investment dealer fees	46.9	43.2	42.4	40.8	40.5	40.1	37.6	37.7
Deferred sales commissions paid	2.4	2.6	3.1	4.6	3.9	4.1	5.6	8.5
Interest and lease finance	14.2	13.8	13.7	13.7	12.4	11.6	9.9	9.3
Amortization and depreciation	8.2	8.2	8.3	8.2	5.4	5.2	5.1	4.9
Other expenses	2.3	2.4	37.4	1.6	3.1	0.8	1.6	2.1
Total expenses	333.6	341.3	377.9	339.6	337.8	351.2	346.7	357.4

Income before income taxes	201.1	186.2	152.4	187.2	191.3	217.8	218.0	216.2
Income taxes	53.8	47.4	40.9	47.2	51.0	59.5	58.0	57.0
Non-controlling interest	(0.3)	(0.2)	(0.3)	(0.1)	—	0.1	0.1	0.1
Net income attributable to shareholders	147.5	139.0	111.9	140.0	140.3	158.2	159.9	159.0

Earnings per share	0.66	0.60	0.47	0.58	0.57	0.62	0.61	0.59
Diluted earnings per share	0.65	0.60	0.47	0.58	0.57	0.62	0.60	0.59

Dividends paid per share	0.1800	0.1800	0.1800	0.1800	0.1800	0.2350	0.3525	0.3525

Q4 Financial Report	5	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

BUSINESS OVERVIEW

CI is a diversified wealth management firm and through CI Investments, one of Canada’s largest independent investment fund companies. The principal business of CI is the management, marketing, distribution and administration of investment products for Canadian investors. CI also provides financial advice, tax, retirement, estate and wealth planning services to clients of Assante, CIPC, and WealthBar. In addition, CI has asset management operations in Australia through its subsidiary GSFM. CI’s products are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM and AFM financial advisors. CI operates through two business segments, Asset Management and Asset Administration. The Asset Management segment provides the majority of CI’s income and derives its revenue principally from the fees earned on the management of investment funds and other fee-earning investment products. The Asset Administration segment derives its revenue principally from fees and commissions from ongoing service and on the sale of investment funds and other financial products.

BUSINESS STRATEGY

CI provides wealth and investment management services and earns fee revenue on its assets under management (“AUM”) and assets under administration (“AUA”). Management believes that client goals and asset growth can be achieved by focusing on the following factors: quality and diversity of products offered by CI; experience and depth of investment managers; service levels provided to dealers and investors; and the skill and knowledge of its employees.

CI offers investors a wide range of investment products through a network of investment dealers, mutual fund dealers, and insurance agents, which include advisors with AWM. Acquisitions of fund management companies and years of product innovation and development have allowed CI to offer investors a broad selection of investment products.

CI uses in-house teams and external investment managers to provide portfolio management services. These investment managers typically have long careers in the industry as well as extensive track records with CI. This lineup of investment managers provides a wide selection of styles and areas of expertise for CI’s funds.

As CI evolves to meet the challenges of a rapidly changing investment industry, it continues to make significant investments in key areas of the business to drive growth and broaden revenue opportunities, while prudently controlling expenditures.

Q4 Financial Report	6	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

These investments are guided by three strategic priorities, announced in November 2019:

•	Modernize the asset management business

•	Expand the wealth management platform

•	Globalize the company.

In executing its strategy, the firm is leveraging its strategic foundation comprised of People, Technology, Speed and Financial Strength. By deploying its human capital and capabilities, driving advanced technology into everything the firm does, embedding new ways of working to be faster and more nimble, and maximizing the benefits of its financial strength, CI intends to maintain and grow its leadership in the asset management and wealth management industries.

KEY PERFORMANCE DRIVERS

The key performance indicator for the Asset Management segment is the level of AUM, and for the Asset Administration segment, the level of AUA. Assets Under Advisement includes both AUA (assets under administration) and assets held by clients of advisors with Stonegate Private Counsel. Total assets are comprised of AUM and Assets Under Advisement. CI’s AUM and AUA are primarily driven by fund performance, as well as gross sales and redemptions of investment products. As most of CI’s revenues and expenses are based on daily asset levels throughout the year, average assets for a particular period are critical to the analysis of CI’s financial results. While some expenses, such as trailer fees, vary directly with the level of AUM, a portion of CI’s expenses do not, such as a portion of overhead, discretionary spend, and deferred sales commissions. Over the long term, CI manages the level of its discretionary spend to be consistent with, or below, the growth in its revenue. In any given period, CI may choose to make investments in people or technology that benefit the long-term growth of the company.

CI uses several performance indicators to assess its results. These indicators are described throughout the results of operations and the discussion of the two operating segments and include the following measures prescribed by IFRS: net income and earnings per share; and measures not prescribed by IFRS: adjusted net income, adjusted earnings per share, operating cash flow, free cash flow, EBITDA, adjusted EBITDA, EBITDA margin, adjusted EBITDA margin, dealer gross margin, net debt, asset management margin, and SG&A efficiency margin. Descriptions of these non-IFRS measures and reconciliations to IFRS are provided below.

Q4 Financial Report	7	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

NON-IFRS MEASURES

CI reports certain financial information using non-IFRS measures as CI believes that these financial measures provide information that is useful to investors in understanding CI’s performance and facilitate a comparison of quarterly and full-year results from period to period.

ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE

CI defines adjusted net income as net income, net of non-controlling interest, and net of other provisions and adjustments. CI uses adjusted net income and adjusted earnings per share to compare underlying profitability for different periods.

TABLE 3: ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE

[millions of dollars, except per share amounts]	Quarter ended Dec. 31, 2019	Quarter ended Sep. 30, 2019	Quarter ended Dec. 31, 2018	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Net Income	147.3	138.8	140.4	537.5	617.8
Add:
Restructuring provision	—	—	—	26.6	—
Less:
Non-controlling interest	(0.3)	(0.2)	—	(0.9)	0.4
Adjusted net income	147.5	139.0	140.3	565.0	617.5
Adjusted earnings per share	0.66	0.60	0.57	2.41	2.38

OPERATING CASH FLOW AND FREE CASH FLOW

CI measures its operating cash flow before the change in operating assets and liabilities, and the actual cash amount paid for interest and income taxes, as these items often distort the cash flow generated during the period. Operating assets and liabilities are affected by seasonality, the timing of interest payments depends on terms in specific debt instruments, and tax installments paid may differ materially from the cash tax accrual.

Free cash flow is calculated as operating cash flow adjusted for provisions. CI uses this measure, among others, when determining how to deploy capital.

Q4 Financial Report	8	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 4: OPERATING CASH FLOW AND FREE CASH FLOW

[millions of dollars]	Quarter ended Dec. 31, 2019	Quarter ended Sep. 30, 2019	Quarter ended Dec. 31, 2018	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Cash provided by operating activities	157.0	127.7	178.3	558.0	608.2
Add:
Income taxes paid	43.0	69.6	57.7	205.6	240.5
Interest paid	10.8	12.4	12.4	49.5	38.3
Less:
Net change in non-cash working capital	42.5	65.0	91.8	231.9	231.5
Operating cash flow	168.3	144.7	156.5	581.2	655.5
Add:
Restructuring provision	—	—	—	21.9	—
Free cash flow	168.3	144.7	156.5	603.1	655.5

EBITDA, ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) and adjusted EBITDA, which it defines as EBITDA, net of non-controlling interest and other provisions and adjustments, to assess its underlying profitability prior to the impact of its financing structure, income taxes and amortization and depreciation. This permits comparisons of companies within the industry, normalizing for different financing methods and levels of taxation. Adjusted EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow. Adjusted EBITDA margin expresses adjusted EBITDA as a percentage of total revenue. Please note that effective January 1, 2019, CI adopted IFRS 16, an accounting standard that requires lessees to recognize assets and liabilities for leases longer than 12 months. This change impacts EBITDA by replacing lease expense with interest and depreciation, which are not included in EBITDA. This accounting change was not adopted retroactively - further information can be found in Note 2 of the Notes to Interim Condensed Consolidated Financial Statements.

Q4 Financial Report	9	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 5: EBITDA, ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

[millions of dollars, except per share amounts]	Quarter ended Dec. 31, 2019	Quarter ended Sep. 30, 2019	Quarter ended Dec. 31, 2018	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Net Income	147.3	138.8	140.4	537.5	617.8
Add:
Interest and lease finance	14.2	13.8	12.4	55.4	43.1
Provision for income taxes	53.8	47.4	51.0	189.3	225.5
Amortization and depreciation	8.2	8.2	5.4	32.9	20.5
EBITDA	223.5	208.2	209.1	815.1	906.9
EBITDA per share	0.99	0.90	0.85	3.48	3.50
Add:
Restructuring provision	—	—	—	35.0	—
Less:
Non-controlling interest	(0.2)	—	0.1	(0.4)	0.7
Adjusted EBITDA	223.7	208.2	209.0	850.5	906.2
Adjusted EBITDA per share	0.99	0.90	0.85	3.63	3.50

Total revenue	534.7	527.5	529.2	2,119.2	2,236.4
Adjusted EBITDA Margin	41.8%	39.5%	39.5%	40.1%	40.5%

NET DEBT

CI calculates net debt as long-term debt (including the current portion) less cash and marketable securities, net of cash required for regulatory purposes and non-controlling interests. Net debt is a measure of leverage and CI uses this measure to assess its financial flexibility.

TABLE 6: NET DEBT

	As at	As at
[millions of dollars]	Dec. 31, 2019	Dec. 31, 2018
Current portion of long-term debt	449.5	—
Long-term debt	1,155.0	1,503.7
	1,604.5	1,503.7
Less:
Cash and short-term investments	118.4	137.2
Marketable securities, excluding BBS’ securities owned, at market	118.2	133.0
Add:
Regulatory capital and non-controlling interests	14.7	21.7
Net Debt	1,382.6	1,255.3

Q4 Financial Report	10	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

DEALER GROSS MARGIN

CI monitors its operating profitability on the revenues earned within its Asset Administration segment by measuring its dealer gross margin, which is calculated as administration fee revenue less investment dealer fees, divided by administration fee revenue (all figures before inter-segment eliminations). CI uses this measure to assess the profitability of the Asset Administration segment before SG&A expenses.

TABLE 7: DEALER GROSS MARGIN

[millions of dollars]	Quarter ended Dec. 31, 2019	Quarter ended Sep. 30, 2019	Quarter ended Dec. 31, 2018	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Administration fees	104.9	99.8	94.2	397.4	372.4
Less:
Investment dealer fees	84.2	80.1	75.4	318.7	298.0
	20.7	19.7	18.7	78.7	74.3
Dealer gross margin	19.7%	19.8%	19.9%	19.8%	20.0%

ASSET MANAGEMENT MARGIN

CI assesses the overall performance of the asset management segment using a trailing 12-month asset management margin, where deferred sales commissions, trailer fees, and SG&A expenses are deducted from management fees and measured as a percentage of management fees (all figures are before inter-segment eliminations). This removes distortion caused by other revenues and expenses, eliminates the financing impact of back-end load funds, and eliminates revenue mix variances because it is measured as a percentage of management fees and not average AUM. Using a trailing 12-month margin eliminates any seasonality associated with SG&A expenses.

TABLE 8: ASSET MANAGEMENT MARGIN

[millions of dollars - trailing 12 months]	Quarter ended Dec. 31, 2019	Quarter ended Sep. 30, 2019	Quarter ended Jun. 30, 2019	Quarter ended Mar. 31, 2019	Quarter ended Dec. 31, 2018
Management fees	1,857.9	1,867.7	1,912.0	1,949.9	2,004.2
Less:
Deferred sales commissions paid	13.5	15.0	16.5	19.1	23.1
Trailer fees	615.8	618.5	632.8	644.8	662.8
Net management fees	1,228.6	1,234.3	1,262.8	1,286.0	1,318.2
Less:
SG&A expenses	387.5	397.3	403.7	407.3	414.7
	841.1	836.9	859.1	878.7	903.4
Asset management margin	45.3%	44.8%	44.9%	45.1%	45.1%

Q4 Financial Report	11	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

SG&A EFFICIENCY MARGIN

CI uses a trailing 12-month SG&A efficiency margin to assess its costs relative to management fees earned, net of deferred sales commissions and trailer fees, which are not directly controllable by CI. SG&A expenses are subtracted from these net management fees and the remainder is measured as a percentage of net management fees. Using a trailing 12-month margin eliminates any seasonality associated with SG&A expenses.

TABLE 9: SG&A EFFICIENCY MARGIN

[millions of dollars - trailing 12 months]	Quarter ended Dec. 31, 2019	Quarter ended Sep. 30, 2019	Quarter ended Jun. 30, 2019	Quarter ended Mar. 31, 2019	Quarter ended Dec. 31, 2018
Management fees	1,857.9	1,867.7	1,912.0	1,949.9	2,004.2
Less:
Deferred sales commissions paid	13.5	15.0	16.5	19.1	23.1
Trailer fees	615.8	618.5	632.8	644.8	662.8
Net management fees	1,228.6	1,234.3	1,262.8	1,286.0	1,318.2
Less:
SG&A expenses	387.5	397.3	403.7	407.3	414.7
	841.1	836.9	859.1	878.7	903.4
SG&A efficiency margin	68.5%	67.8%	68.0%	68.3%	68.5%

ASSETS AND SALES

CI is one of Canada’s largest independent investment fund companies with assets under management of $132.1 billion and assets under advisement of $49.8 billion at December 31, 2019, as shown in Table 10. Assets under advisement are comprised of AUA and assets held by clients of advisors with Stonegate Private Counsel. Assets under management increased 6% year over year due to fund performance, partially offset by net redemptions of funds. The 19% increase in assets under advisement from last year was due to fund performance, net sales, advisor recruitment, and the acquisition of WealthBar. Total assets, which include mutual, segregated, separately managed accounts, structured products, exchange-traded funds, pooled funds and assets under advisement, were $181.9 billion at December 31, 2019, up $15.7 billion from $166.2 billion at December 31, 2018.

TABLE 10: TOTAL ASSETS

	As at	As at
[billions of dollars]	December 31, 2019	December 31, 2018	% change
Assets under management	132.1	124.4	6
Assets under advisement[1]	49.8	41.8	19
Total assets	181.9	166.2	9

1Includes $29.4 billion and $25.2 billion of assets managed by CI and held by clients of advisors with Assante and Stonegate in 2019 and 2018, respectively.

Q4 Financial Report	12	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Supported by low interest rates and healthy corporate fundamentals, global equity markets advanced in the fourth quarter and registered solid results for 2019, with many finishing the year close to their all-time highs. The MSCI World Index rose 6.5% in Canadian dollar terms during the last three months of 2019, bringing its gain for the year to 22.4%. And despite ongoing trade uncertainty and the developing impeachment process in the United States, the S&P 500 Index, a broad measure of the U.S. equity market, was up 6.9% for the quarter and finished 2019 with an increase of 25.2% (CAD), including dividends.

Canadian equities also advanced in 2019, with supportive business conditions and strong commodity prices boosting results for most sectors. The benchmark S&P/TSX Composite Index climbed 3.2% in the fourth quarter, capping off a 22.8% gain for the year.

The change in AUM during each of the past five quarters is detailed in Table 11 and a breakdown of CI’s sales is provided in Table 12.

TABLE 11: CHANGE IN ASSETS UNDER MANAGEMENT

[billions of dollars]	Quarter ended Dec. 31, 2019	Quarter ended Sep. 30, 2019	Quarter ended Jun. 30, 2019	Quarter ended Mar. 31, 2019	Quarter ended Dec. 31, 2018
Assets under management, beginning	129.998	130.186	131.309	124.360	136.526
Gross sales	4.489	3.577	2.908	3.596	3.023
Redemptions	6.388	5.116	5.375	5.860	5.742
Net sales	(1.898)	(1.539)	(2.467)	(2.265)	(2.719)
Acquisitions (divestitures)	—	—	(0.560)	—	—
Fund performance	4.030	1.351	1.904	9.214	(9.447)
Assets under management, ending	132.130	129.998	130.186	131.309	124.360
Average assets under management	130.920	129.784	131.133	128.887	129.316

CI reported $1.9 billion in overall net redemptions for the fourth quarter of 2019. CI’s Canadian retail business, excluding products closed to new investors, had $0.4 billion in net redemptions, representing an improvement of $1.0 billion over the third quarter of 2019 and an improvement of $1.9 billion over the fourth quarter of 2018. CI’s Canadian institutional business had $1.5 billion in net redemptions, a large proportion of which related to a client that brought assets in-house. CI’s international business had net sales of $0.2 billion for the fourth quarter of 2019, while CI’s closed business, comprised primarily of segregated fund contracts that are no longer available for sale, had $0.2 billion in net redemptions for the quarter.

Q4 Financial Report	13	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 12: SALES BREAKDOWN

	Quarter ended December 31, 2019			Quarter ended December 31, 2018
[millions of dollars]	Gross Sales	Redemptions	Net Sales	Gross Sales	Redemptions	Net Sales
Canadian Business
Retail	3,830	4,241	(411)	2,160	4,491	(2,331)
Institutional	383	1,853	(1,469)	414	802	(389)
	4,213	6,093	(1,881)	2,574	5,294	(2,720)
International Business
Retail	79	33	46	225	76	150
Institutional	190	8	182	209	99	110
	269	41	228	434	175	260
Closed Business	8	253	(245)	15	274	(259)
Total	4,489	6,388	(1,898)	3,023	5,742	(2,719)

Q4 Financial Report	14	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

RESULTS OF OPERATIONS

Year Ended December 31, 2019

For the year ended December 31, 2019, CI reported net income attributable to shareholders of $538.4 million ($2.30 per share) versus $617.5 million ($2.38 per share) for the year ended December 31, 2018. The second quarter of 2019 included a restructuring provision of $26.6 million ($35.0 million before tax) related to severances and technology write downs. Excluding the provision, CI’s net income attributable to shareholders was $565.0 million ($2.41 per share) for 2019. The year-over-year decrease in adjusted net income was primarily a result of lower management fees due to lower average AUM.

CI’s total revenue was $2,119.2 million in 2019, a decrease of 5.2% when compared to total revenue of $2,236.4 million in 2018. Similar to net income, the decrease was primarily due to a decrease in management fees, as average AUM declined 5.1%.

For the year ended December 31, 2019, SG&A expenses were $489.3 million, down 4.5% from $512.6 million for the year ended 2018. While CI has been selectively investing in high-growth opportunities and other initiatives, the decrease in SG&A from last year was partially a result of management’s efforts to contain discretionary expenses in the legacy side of its asset management business. SG&A also decreased due to a change in accounting methodology, which is detailed in Note 2 to the Notes to Consolidated Financial Statements.

As a percentage of average AUM, SG&A expenses were 0.376%, up slightly from 0.374% last year. The increase in the SG&A rate from last year was due to average AUM decreasing at a faster rate than SG&A.

During 2019, CI paid $12.8 million in deferred sales commissions, compared with $22.1 million in 2018. Consistent with the Canadian mutual fund industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade.

Interest expense of $55.4 million was recorded for the year ended December 31, 2019 compared with $43.1 million for the year ended December 31, 2018. The change in interest expense reflected the addition of lease interest expense beginning in the first quarter of 2019 (relating to the adoption of IFRS 16), as well as the changes in average debt levels and interest rates, as discussed under the Liquidity and Capital Resources section.

For 2019, CI recorded $189.3 million in income tax expense for an effective tax rate of 26.0%, compared to $225.5 million, or 26.7%, in 2018. The effective tax rate for 2019 was lower due to tax recoveries. Please note that CI’s effective tax rate may differ from its statutory tax rate, which is currently 26.5%, as a result of some expenses being nondeductible or partially deductible, or some revenue items not being fully taxable.

Q4 Financial Report	15	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Quarter Ended December 31, 2019

For the quarter ended December 31, 2019, CI reported net income attributable to shareholders of $147.5 million ($0.66 per share) up from $140.3 million ($0.57 per share) for the quarter ended December 31, 2018 and from $139.0 million ($0.60 per share) for the quarter ended September 30, 2019. The increase from both comparable periods was due to lower SG&A costs, gains on marketable securities, and higher administration fees.

CI’s total revenue was $534.7 million in the fourth quarter of 2019, an increase of 1.0% when compared to total revenue of $529.2 million in the same period in 2018. On a consecutive quarter basis, total revenue increased 1.4%. The increase for both periods was due to higher administration fees and gains on marketable securities.

For the quarter ended December 31, 2019, SG&A expenses were $113.8 million, down 7.9% from $123.5 million in the same quarter of 2018 and down 8.7% from $124.6 million in the prior quarter. As with the annual results discussed earlier, the change in SG&A from last year was primarily a result of efforts to contain costs, as well as a change in accounting methodology.

As an annualized percentage of average AUM, SG&A expenses were 0.345%, down significantly from 0.379% for the fourth quarter of last year and from 0.381% for the prior quarter.

In the fourth quarter of 2019, CI paid $2.4 million in deferred sales commissions, compared with $3.9 million in the same quarter of 2018 and $2.6 million in the prior quarter. Consistent with the Canadian mutual fund industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade.

Interest expense of $14.2 million was recorded for the quarter ended December 31, 2019 compared with $12.4 million for the quarter ended December 31, 2018 and $13.8 million for the quarter ended September 30, 2019. The change in interest expense from the same quarter last year reflected the addition of lease interest expense beginning in the first quarter of 2019 (relating to the adoption of IFRS 16), as well as the changes in average debt levels and interest rates, as discussed earlier.

For the fourth quarter of 2019, CI recorded $53.8 million in income tax expense for an effective tax rate of 26.8% compared to $51.0 million, or 26.6%, in the fourth quarter of 2018, and $47.4 million, or 25.4%, in the prior quarter.

ASSET MANAGEMENT SEGMENT

The Asset Management segment is CI’s principal business segment and its operating results are presented in Table 13.

Q4 Financial Report	16	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 13: RESULTS OF OPERATIONS - ASSET MANAGEMENT SEGMENT

[millions of dollars]	Quarter ended Dec. 31, 2019	Quarter ended Sep. 30, 2019	Quarter ended Dec. 31, 2018	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Management fees	464.4	465.6	474.2	1,857.9	2,004.2
Other revenue	2.0	(2.1)	(5.0)	5.7	2.3
Total revenue	466.4	463.5	469.2	1,863.7	2,006.5

Selling, general and administrative	88.7	98.6	98.4	387.5	414.7
Trailer fees	153.7	154.4	156.3	615.8	662.8
Deferred sales commissions paid	2.6	2.8	4.1	13.5	23.1
Amortization and depreciation	5.6	5.6	4.5	22.3	16.6
Other expenses	1.1	1.8	3.0	38.7	7.4
Total expenses	251.6	263.1	266.3	1,077.9	1,124.7

Non-controlling interest	0.3	0.2	0.1	0.7	0.5
Income before taxes and non-segmented items	214.5	200.2	202.8	785.0	881.2

Year Ended December 31, 2019

Revenues

Revenues from management fees were $1,857.9 million for the year ended December 31, 2019, a decrease of 7.3% from $2,004.2 million for the year ended December 31, 2018. The decrease in management fees was mainly due to the 5.1% decrease in average AUM as well as a decline in the management fee rate. The management fee rate has been generally declining due to a change in CI’s mix of business towards newer products with lower pricing, products that do not pay trailer fees, as well as new pricing initiatives intended to keep CI’s products competitive. Net management fees (management fees less trailer fees and deferred sales commissions) as a percentage of average AUM were 0.944%, down from 0.961% for 2018.

For the twelve months ended December 31, 2019, other revenue was $5.7 million versus $2.3 million for the twelve months ended December 31, 2018. The increase in other revenue from the prior year was mainly due to unrealized gains on marketable securities.

Expenses

SG&A expenses for the Asset Management segment were $387.5 million for 2019, compared with $414.7 million for 2018. The decrease from last year was primarily due to ongoing efforts to contain SG&A in the asset management segment, as well as the adoption of IFRS 16. As a percentage of average AUM, SG&A expenses were 0.298% for the year ended December 31, 2019, down slightly from 0.302% for the year ended December 31, 2018.

Q4 Financial Report	17	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Trailer fees were $615.8 million for the twelve months ended December 31, 2019, down from $662.8 million for the twelve months ended December 31, 2018. Net of inter-segment amounts, this expense was $584.9 million for the 2019 versus $631.2 million for 2018. The decrease related to the change in average AUM as well as the change in asset mix towards products that do not pay trailer fees.

In 2019, before inter-segment eliminations, CI paid $13.5 million in deferred sales commissions, compared with $23.1 million in 2018. CI’s sales into deferred load funds have been steadily decreasing over the past decade.

Other expenses for the year ended December 31, 2019 were $38.7 million, compared to $7.4 million for the year ended December 31, 2018. As discussed earlier, the second quarter of 2019 included a restructuring provision, of which $32.4 million (before tax) related to the asset management segment.

The asset management margin for the 2019 was 45.3% compared to 45.1% in 2018. CI was able to hold the annual margin relatively steady through cost containment measures in response to declining fees. During periods of declining AUM and/or fee rates, CI’s management will respond by strategically reducing SG&A. Another measure that CI uses to assess its costs is the SG&A efficiency margin. This measure differs from asset management margin as it is calculated as a percentage of net management fees (management fees less trailers and deferred sales commissions), and measures CI’s profitability without regard to purchase option preferences available to clients. CI’s 2019 SG&A efficiency margin was 68.5%, unchanged from 68.5% in 2018. The calculations and definitions of asset management margin and SG&A efficiency margin can be found in the “Non-IFRS Measures” section.

Income before taxes and non-segmented items for CI’s principal segment was $785.0 million for the year ended December 31, 2019, down 10.9% from $881.2 million for the year ended December 31, 2018. Excluding the restructuring provision discussed earlier, income before taxes and non-segmented items was $817.4 million for the year ended December 31, 2019.

Quarter Ended December 31, 2019

Revenues

Revenues from management fees were $464.4 million for the quarter ended December 31, 2019, a decrease of 2.1% from $474.2 million for the quarter ended December 31, 2018 and a decrease of 0.3% from $465.6 million for the quarter ended September 30, 2019. The decrease in management fees from both quarters was due to a decline in the management fee rate. Net management fees (management fees less trailer fees and deferred sales commissions) as a percentage of average AUM were 0.934%, down from 0.963% for the fourth quarter last year and from 0.943% for the prior quarter.

Q4 Financial Report	18	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

For the quarter ended December 31, 2019, other revenue was $2.0 million versus $(5.0) million for the quarter ended December 31, 2018 and $(2.1) million for the quarter ended September 30, 2019. The increase in other revenue from the comparable quarters was mainly due to unrealized gains on marketable securities.

Expenses

SG&A expenses for the Asset Management segment were $88.7 million for the quarter ended December 31, 2019, compared with $98.4 million for the fourth quarter in 2018 and $98.6 million for the prior quarter. The decrease from the same quarter last year was primarily due to management’s efforts to contain costs in this segment, as well as the adoption of IFRS 16. As a percentage of average AUM, SG&A expenses were 0.269% for the quarter ended December 31, 2019, down from 0.302% for the quarter ended December 31, 2018, and down from 0.301% the quarter ended September 30, 2019.

Trailer fees were $153.7 million for the quarter ended December 31, 2019, down 1.7% from $156.3 million for the quarter ended December 31, 2018 and down 0.5% from $154.4 million for the quarter ended September 30, 2019. Net of inter-segment amounts, this expense was $145.7 million for the quarter ended December 31, 2019 versus $149.1 million for the fourth quarter of 2018 and $146.5 million for the third quarter of 2019. The decrease from both comparable periods related to a change in asset mix towards products that do not pay trailer fees.

In the fourth quarter of 2019, before inter-segment eliminations, CI paid $2.6 million in deferred sales commissions, compared with $4.1 million in the same quarter of 2018 and $2.8 million in the prior quarter. CI’s sales into deferred load funds have been steadily decreasing over the past decade.

Other expenses for the quarter ended December 31, 2019 were $1.1 million, compared to $3.0 million for the quarter ended December 31, 2018 and $1.8 million for the quarter ended September 30, 2019. The fourth quarter of last year included $1.2 million in tax-related interest and penalties.

The asset management margin for the fourth quarter of 2019 was 47.3% compared to 45.4% in the fourth quarter of 2018 and 45.1% in the prior quarter. The improvement in CI’s quarterly asset management margin was mainly due to cost containment measures in response to declining fees. On a trailing 12-month basis, CI’s asset management margin was 45.3%, relatively steady when compared with 45.1% for the same period last year. CI’s current quarter SG&A efficiency margin was 71.2%, up from 68.6% in the fourth quarter of last year and from 68.0% in the prior quarter. The calculations and definitions of asset management margin and SG&A efficiency margin can be found in the “Non-IFRS Measures” section.

Q4 Financial Report	19	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Income before taxes and non-segmented items for CI’s principal segment was $214.5 million for the quarter ended December 31, 2019, up 5.8% from $202.8 million in the same period in 2018 and up 7.1% from $200.2 million in the previous quarter.

ASSET ADMINISTRATION SEGMENT

The Asset Administration segment operating results are presented in Table 14.

TABLE 14: RESULTS OF OPERATIONS - ASSET ADMINISTRATION SEGMENT

[millions of dollars]	Quarter ended Dec. 31, 2019	Quarter ended Sep. 30, 2019	Quarter ended Dec. 31, 2018	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Administration fees	104.9	99.8	94.2	397.4	372.4
Other revenue	8.8	9.1	8.3	35.1	32.3
Total revenue	113.7	108.9	102.4	432.5	404.7

Selling, general and administrative	25.2	26.0	25.1	101.7	97.8
Investment dealer fees	84.2	80.1	75.4	318.7	298.0
Amortization and depreciation	2.7	2.6	1.0	10.5	3.9
Other expenses	1.3	0.6	0.1	5.1	0.3
Total expenses	113.3	109.2	101.6	436.0	400.0

Non-controlling interest	(0.9)	(0.4)	—	(2.1)	—
Income before taxes and non-segmented items	1.4	—	0.8	(1.4)	4.6

Year Ended December 31, 2019

Revenues

Administration fees were $397.4 million for 2019, an increase of 6.7% from $372.4 million for 2018. The change in administration fees from last year related to the change in assets under administration at Assante and the addition of WealthBar in January of this year. Net of inter-segment amounts, administration fee revenue was $220.4 million for the year ended December 31, 2019, up from $197.6 million for the year ended December 31, 2018.

For the year ended December 31, 2019, other revenue was $35.1 million, up from $32.3 million for the year ended December 31, 2018. Other revenue consists mainly of non-advisor-related activities.

Q4 Financial Report	20	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Expenses

Investment dealer fees were $318.7 million for 2019 compared to $298.0 million for 2018. Similar to administration fees, investment dealer fees generally fluctuate with assets under administration. Net of inter-segment amounts, investment dealer fees were $173.3 million, up from $155.9 million for last year.

As discussed in the “Non-IFRS Measures” section of this MD&A and as set out in Table 7, dealer gross margin was $78.7 million or 19.8% of administration fee revenue for the year ended December 31, 2019 compared to $74.3 million or 20.0% for the year ended December 31, 2018.

SG&A expenses for the segment were $101.7 million for the twelve months ended December 31, 2019 compared to $97.8 million for the twelve months ended December 31, 2018. The increases in SG&A related to strategic investments in this segment of CI’s business.

Other expenses were $5.1 million for 2019, up from $0.3 million for 2018. As discussed earlier, the second quarter of 2019 included a restructuring provision, of which $2.6 million related to the asset administration segment.

The Asset Administration segment had income before taxes and non-segmented items of $(1.4) million for the year ended December 31, 2019, compared to $4.6 million for the year ended December 31, 2018.

Quarter Ended December 31, 2019

Revenues

Administration fees were $104.9 million for the quarter ended December 31, 2019, an increase of 11.4% from $94.2 million for the same period a year ago and an increase of 5.1% from $99.8 million for the prior quarter. The change in administration fees from the fourth quarter last year related to the change in assets under administration at Assante and the addition of WealthBar in January of this year. Net of inter-segment amounts, administration fee revenue was $59.4 million for the quarter ended December 31, 2019, up from $51.8 million for the quarter ended December 31, 2018 and up from $54.9 million for the quarter ended September 30, 2019.

For the quarter ended December 31, 2019, other revenue was $8.8 million, up from $8.3 million for the quarter ended December 31, 2018 and down slightly from the prior quarter. Other revenue consists mainly of non-advisor-related activities.

Q4 Financial Report	21	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Expenses

Investment dealer fees were $84.2 million for the quarter ended December 31, 2019 compared to $75.4 million for the fourth quarter of 2018 and $80.1 million for the quarter ended September 30, 2019. Net of inter-segment amounts, investment dealer fees were $46.9 million, up from $40.5 million for the same quarter last year and up from $43.2 million for the prior quarter.

As discussed in the “Non-IFRS Measures” section of this MD&A and as set out in Table 7, dealer gross margin was $20.7 million or 19.7% of administration fee revenue for the quarter ended December 31, 2019 compared to $18.7 million or 19.9% for the fourth quarter of 2018 and $19.7 million or 19.8% for the previous quarter.

SG&A expenses for the segment were $25.2 million for the quarter ended December 31, 2019 compared to $25.1 million in the fourth quarter of 2018 and $26.0 million in the third quarter of 2019. The year-over-year increase in SG&A related to strategic investments in this segment of CI’s business.

Other expenses were $1.3 million for the quarter ended December 31, 2019, up from $0.1 million in the same quarter of 2018 and from $0.6 million in the third quarter of 2019.

The Asset Administration segment had income before taxes and non-segmented items of $1.4 million for the quarter ended December 31, 2019, compared to $0.8 million for the fourth quarter of 2018 and $0.0 million for the prior quarter.

LIQUIDITY AND CAPITAL RESOURCES

CI generated $603.1 million of free cash flow in 2019, compared to $655.5 million for 2018. Reconciliations of free cash flow to cash provided by operating activities are provided in the “Non-IFRS Measures” section and set out in Table 4.

CI primarily uses cash flow to fund capital expenditures, fund acquisitions, pay down debt, pay dividends on its shares, and repurchase shares through its normal course issuer bid. At current levels of cash flow and anticipated dividend payout rates, CI produces sufficient cash to meet its obligations and support planned business operations for at least the next 12 months.

CI’s cash flows may fluctuate, primarily in the first quarter, as a result of the balance of cash income taxes and incentive compensation related to the prior year being paid at the end of February.

Q4 Financial Report	22	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 15: SUMMARY OF CASH FLOWS

[millions of dollars]	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
Free cash flow	603.1	655.5
Less:
Investments in marketable securities, net of marketable securities sold	(25.2)	(4.2)
Capital expenditures	12.4	11.7
Share repurchases, net of shares issued	447.3	656.5
Dividends paid	170.8	295.4
Debt repaid / (drawn)	(99.5)	(384.7)
Working capital and other items	116.2	68.2
	622.0	642.9
Net change in cash	(18.8)	12.6
Cash at January 1	137.2	124.6
Cash at December 31	118.4	137.2

During 2019, CI invested $11.5 million in marketable securities and received proceeds of $36.7 million from the disposition of marketable securities. Excluding BBS’ securities owned, at market, the fair value of CI’s investments as of December 31, 2019 was $118.2 million. This was comprised of seed capital investments in CI funds and strategic investments.

During the year ended December 31, 2019, CI invested $12.4 million in capital assets, up from $11.7 million in the year ended December 31, 2018. These investments related primarily to leasehold improvements and technology.

During the twleve months ended December 31, 2019, CI repurchased 22.6 million shares under its normal course issuer bid at a total cost of $447.3 million, or $19.76 per share. CI had 221,792,541 shares outstanding at the end of December, which differs from CI’s TSX-listed shares outstanding, 222,438,437, due to restricted employee shares held in trust.

CI paid dividends of $170.8 million during the year. The Board of Directors declared a quarterly dividend of $0.18 per share, payable on July 15, 2020, to shareholders of record on June 30, 2020.

The statement of financial position for CI at December 31, 2019 reflected total assets of $4.368 billion, an increase of $75.6 million from $4.292 billion at December 31, 2018. This change was primarily due to the lease accounting change discussed earlier and detailed in Note 2 of the Notes to Interim Condensed Consolidated Financial Statements, as well as the addition of WealthBar.

CI’s cash and cash equivalents decreased by $18.8 million in 2019 to $118.4 million as of December 31, 2019. Accounts receivable and prepaid expenses increased by $13.4 million to $170.2 million as of December 31, 2019. Capital assets increased by $1.0 million during the twelve months ended December 31, 2019 as a result of $12.4 million in capital additions less $11.5 million in amortization.

Q4 Financial Report	23	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Total liabilities increased by $9.2 million during the year to $2.868 billion at December 31, 2019. The largest factors impacting liabilities were an increase in debt and lease liabilities (due to the change in lease accounting discussed earlier), offset by a decrease in dividends payable, as CI had declared six quarters of dividends in August of 2018.

At December 31, 2019, CI had $1,575.0 million in outstanding debentures with a weighted average interest rate of 3.17% and a carrying value of $1,569.5 million. During the year, CI issued $350.0 million debentures due July 22, 2024 at a 3.215% interest rate, which was primarily used to pay down its credit facility at the time. On December 31, 2019, CI had drawn $35.0 million against its $700 million credit facility. Principal repayments on any drawn amounts are only required at the maturity of the facility, which is December 11, 2021.

Net debt, as discussed in the “Non-IFRS Measures” section and as set out in Table 6, was $1,383 million at December 31, 2019, up from $1,255 million at December 31, 2018. The average gross debt level for the twelve months ended December 31, 2019 was $1,587 million, compared to $1,415 million for the same period last year.

At December 31, 2019, CI was in a positive working capital position. This, in addition to the availability of its credit facility, reflects the ability of CI to meet its cash flow requirements.

CI’s ratios of debt to adjusted EBITDA and net debt to adjusted EBITDA were 1.8 to 1 and 1.6 to 1, respectively. CI was within its financial covenants with respect to its credit facility, which required that the debt to EBITDA ratio remain below 3.0 to 1, and assets under management not fall below $85 billion, based on a rolling 30-day average.

Shareholders’ equity was $1.494 billion at December 31, 2019, an increase of $63.9 million from December 31, 2018.

Q4 Financial Report	24	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

RISK MANAGEMENT

CI is exposed to a number of risks that are inherent in the wealth management business. Some factors which introduce or exacerbate risk are within the control of management and others are, by their nature, outside of CI’s direct control but must still be managed. Effective risk management is a key component to achieving CI’s business objectives and protecting company and client assets. It is an ongoing process involving the Board of Directors and the Company’s Risk Management Committee, comprising senior executives from CI’s core business and operating units. The Board has delegated primary responsibility for oversight of risk management to the Audit and Risk Committee of the Board of Directors.

The Risk Management Committee monitors, evaluates and manages risk to provide reasonable assurance to the Board that CI’s business strategies and activities are consistent with its risk appetite. Risk updates are regularly provided to the Audit and Risk Committee of CI’s Board.

CI has developed an enterprise-wide approach to identifying, measuring, monitoring and managing risk. The members of the Risk Management Committee identify and evaluate specific and material risks, applying both a quantitative and a qualitative analysis to assess the likelihood and impact of occurrence of a particular risk event. Once risks have been identified and rated, strategies and procedures are developed to minimize, transfer or avoid negative consequences. These risk mitigation processes are implemented and monitored with each business unit.

The risks described below are not the only risks facing CI. The risks set out below are risks and uncertainties that the Risk Management Committee currently believe could materially affect CI’s future financial performance. The reader should carefully consider the risks described below, and the other information contained in this MD&A, including under the heading “Forward-Looking Statements” before making an investment decision.

MARKET RISK

Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, and equity and commodity prices. A description of each component of market risk is described below:

–	Interest rate risk is the risk of gain or loss due to the volatility of interest rates.

–	Foreign exchange rate risk is the risk of gain or loss due to volatility of foreign exchange rates.

–	Equity risk is the risk of gain or loss due to the changes in prices and volatility of individual equity instruments and equity indexes.

Q4 Financial Report	25	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

CI’s financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in the performance of CI’s investment funds and may adversely affect CI’s assets under management, management fees and revenues, which would reduce cash flow to CI and ultimately impact CI’s ability to meet its financial obligations.

MARKET RISK FOR THE ASSET MANAGEMENT SEGMENT

At December 31, 2019, approximately 27% of CI’s assets under management were held in fixed-income securities, which are exposed to interest rate risk. An increase in interest rates causes market prices of fixed-income securities to fall, while a decrease in interest rates causes market prices to rise. CI’s fund managers invest in a well-diversified portfolio of securities across issuers, durations and maturities, which reduces risk. CI estimates that a 100 basis point change in interest rates across the yield curve would cause a change of approximately $30 million to $40 million in annual pre-tax earnings in the Asset Management segment.

At December 31, 2019, about 43% of CI’s assets under management were based in Canadian currency. While CI’s concentration in Canadian currency assets reduces its exposure to foreign exchange risk, approximately 42% of CI’s assets under management were based in U.S. currency. Any change in the value of the Canadian dollar relative to U.S. currency will cause fluctuations in CI’s assets under management. CI estimates that a 10% change in Canadian/U.S. exchange rates would cause a change of approximately $15 million to $30 million in the Asset Management segment’s annual pre-tax earnings.

About 68% of CI’s assets under management were held in equity securities at December 31, 2019, which are subject to equity risk. Equity risk is classified into two categories: general equity risk and issuer-specific risk. CI employs internal and external fund managers to take advantage of their expertise in particular market niches, sectors and products and to reduce issuer-specific risk through diversification. CI estimates that a 10% change in the value of equities would cause a change of approximately $40 million to $50 million in annual pre-tax earnings.

Please note that exposures and sensitivities do not account for currency hedging that portfolio managers may employ. There are risks and limitations with relying on models and it is possible that actual results may differ from those presented above.

CI has a control environment that ensures market risks are reviewed regularly. CI’s compliance group reviews and monitors CI’s fund and portfolio investments for compliance with investment policies and regulations. CI also reviews investment processes, portfolio positioning and attribution of results of its investment teams on a regular basis.

Q4 Financial Report	26	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

MARKET RISK FOR THE ASSET ADMINISTRATION SEGMENT

CI’s operating results are not materially exposed to market risk impacting the asset administration segment given that this segment usually generates less than 1% of the total income before non-segmented items (this segment reported a gain of $1.4 million before income taxes and non-segmented items for the quarter ended December 31, 2019). Investment advisors regularly review their client portfolios to assess market risk and consult with clients to make appropriate changes to mitigate it.

POLITICAL AND MACRO-ECONOMIC RISK

CI’s performance is directly affected by the performance of the financial markets which may be influenced by various political, demographic and macro-economic conditions or events, including any political change and uncertainty in the United States and globally. These changes may cause significant volatility and decline in the global economy or specific international, regional and domestic financial markets which are beyond the control of CI. There can be no assurance that financial market performance will be favourable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance, which could negatively impact CI’s business and impede the growth of CI’s assets under management and revenue.

STRATEGIC RISK

Strategic risks are risks that directly impact the overall direction of CI and the ability of CI to successfully identify growth opportunities and implement proposed solutions. The key strategic risk is the risk that management fails to anticipate, and respond to, changes in the business environment, including demographic, regulatory and competitive changes. CI’s performance is directly affected by the financial market and business conditions, including the legislation and policies of the governments and regulatory authorities having jurisdiction over CI’s operations. These are beyond the control of CI; however, an important part of the risk management process is the ongoing review and assessment of industry and economic trends and changes. Strategies are then designed to effectively respond to any anticipated changes, including identifying acquisition opportunities, developing new business lines, introducing new products, and implementing cost control strategies.

Part of CI’s strategy includes strategic acquisitions and investments in growth opportunities. Strategic acquisitions may benefit CI through increasing fee earning assets, broadening CI’s distribution relationships, enhancing CI’s business capabilities and capturing cost synergies. CI embarks on a thorough due diligence process prior to any acquisition; however, there can be no assurances that the anticipated benefits of any acquisition will be achieved. The success of an acquisition is contingent upon many factors, including retaining key employees, securing assets acquired, obtaining legal and regulatory approvals, integrating operations and vendor relationships, and having favourable economic conditions.

Q4 Financial Report	27	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

COMPETITION RISK

CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have, and potential future competitors may have, greater technical, financial, marketing, distribution or other resources than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI’s competitors. CI’s competitors seek to expand market share by offering different products and services and more competitive pricing than those offered by CI. While CI continues to develop and market new products and services and remains competitive with respect to fees, there can be no assurance that CI will maintain its current standing or market share or investment performance relative to its competitors, which may adversely affect the business, financial condition or operating results of CI.

In addition, there are uncertainties involved in the introduction of new products and services, including technical requirements, operational controls and procedures, compliance with regulatory requirements and shifting market preferences. The development and introduction of new products and services may require ongoing support and investment. A failure to manage the risks involved in the implementation of new products and services may lead to operational lapses, increased capital requirements, and competitive alternatives, which could adversely affect CI’s standing, market share or investment performance relative to its competitors and negatively impact the business, financial condition or operating results of CI.

DISTRIBUTION RISK

CI distributes its investment products through a number of distribution channels, including brokers, independent financial planners and insurance advisors. CI’s access to these distribution channels is impacted by the strength of the relationship with certain business partners and the level of competition faced from the financial institutions that own those channels. While CI continues to develop and enhance existing relationships, there can be no assurance that CI will, in the future, enjoy the level of access that it has in the past, which would adversely affect its sales of investment products.

Q4 Financial Report	28	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

REDEMPTION RISK

CI earns revenue primarily from management fees earned for advising and managing investment fund assets. The level of these assets is dependent on (i) sales; (ii) redemptions; and (iii) investment performance. Sales and redemptions may fluctuate depending on market and economic conditions, investment preference, or other factors.

Significant redemptions could adversely affect investor fund returns by impacting market values and increasing transaction costs or taxable distributions, which could negatively impact the prospects and operating results of CI.

REGULATORY AND LEGAL RISK

CI’s business is dependent upon compliance with and continued registration under securities laws in all jurisdictions in which CI and its subsidiaries carry on business. Laws and regulations applied at the national and provincial level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities as well as impose additional disclosure requirements on CI products and services. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI’s business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that the laws and regulations governing a subsidiary’s operations or particular investment products or services could be amended or interpreted in a manner that is adverse to CI. To the extent that existing or future regulations affecting the sale or offering of CI’s product or services or CI’s investment strategies cause or contribute to reduced sales of CI’s products or lower margins or impair the investment performance of CI’s products, CI’s aggregate assets under management and its revenues may be adversely affected. In addition, the ongoing change in the securities regulatory environment governing CI’s business may require additional human resources and operations which will increase costs.

Given the nature of CI’s business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its directors, officers, employees or agents in this respect include potential liability for violations of corporate laws, securities laws, stock exchange rules and misuse of investors’ funds. Some violations of corporate laws, securities laws or stock exchange rules could result in civil liability, fines, sanctions, or expulsion from a self- regulatory organization or the suspension or revocation of CI’s right to carry on an existing business. CI may incur significant costs in connection with such potential liabilities.

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| MANAGEMENT’S DISCUSSION & ANALYSIS |

INFORMATION TECHNOLOGY RISK

CI uses information technology and the internet to streamline business operations and to improve the client and advisor experience. CI has, more recently, been expanding its online footprint by automating its product and service delivery systems and acquiring digital platforms. The use of information technology and the internet, email messaging and other online capabilities, however, exposes CI to information security risk that could have an adverse impact on its business. CI is dependent on its information security policies, procedures and capabilities to protect its computer and telecommunications systems and the data that it stores on or transmits through its information technology systems. Any information technology event, such as a cybersecurity breach or intrusion into CI’s information technology systems, or failure to implement sufficient controls, could result in unauthorized access to sensitive or confidential information, loss or theft of data, operational disruption, regulatory actions, legal liability or reputational harm.

CI actively monitors this risk and continues to develop and implement technology-enabled controls to protect against cyber threats that are becoming increasingly sophisticated and pervasive. In addition, CI has and will continue to implement safeguards to control access to sensitive information, through password protection, encryption of confidential information and other means. Notwithstanding these measures, CI cannot fully mitigate the risk associated with information technology security. CI is dependent on the efficiency and effectiveness of the technology it uses to secure its information technology environment and keeping pace with a continuously evolving information technology landscape. Malfunction of any technology used by CI or inability to keep pace with evolving cybersecurity advancements may increase CI’s exposure to cybersecurity risk.

CI’s business is also dependent on the physical integrity of its infrastructure, including its office space, storage centers and other facilities. CI has taken precautions to protect the physical security of its infrastructure, and the sensitive information contained therein, through passkey protection, limited after-hours access and clean desk policies. However, a breach of the physical integrity of CI infrastructure may leave sensitive information vulnerable to unauthorized access and use, increasing a possible security risk, which could negatively impact CI’s business and reputation.

OPERATIONAL RISK

Operational risk is the risk of loss resulting from inadequate or failed internal processes or systems. The operational risk that CI is exposed to may arise from, technology failures, business disruption, theft and fraud, failure of key third parties, employee errors, processing and execution errors, and inaccurate or incomplete client information. Operational risk may result in a financial loss but can also lead to regulatory sanctions and harm to CI’s reputation. Operational risk driven by people and processes are mitigated through human resources policies and practices, and a strong internal control environment. Operational risks driven by systems and services are managed through controls over technology development and change management as well as enhanced procedures for oversight of third-party service providers. While CI continuously monitors its operational risks, there can be no assurances that CI’s internal control procedures can mitigate all operational risks.

Q4 Financial Report	30	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

REPUTATION RISK

Reputation risk is the potential negative impact of a deterioration of CI’s image or lower public confidence in the CI brand, its senior management or its products and services. Operational errors, poor performance, regulatory investigation or sanctions, litigation or employee misconduct could result in reputational harm to CI. Through its Codes of Conduct, governance practices, risk management programs, policies, procedures and training, CI attempts to prevent and detect any activities by CI officers, directors, and employees that would harm CI’s reputation. While all employees, directors and officers are expected to protect the reputation of CI, there can be no assurances that unauthorized or unsuccessful activities may result in damage to CI’s reputation, which could adversely affect CI’s business and profitability.

KEY PERSONNEL RISK

The success of CI is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel, could adversely affect CI’s business. The retention of these key managers and the identification and development of the next generation of managers is an area of focus for CI. CI has not purchased any “key person” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

The success of CI is also dependent upon, among other things, the skills and expertise of its human resources, including the management and investment personnel with specialized skills related to, among other things, marketing, risk management, credit, information technology, accounting, administrative operations and legal affairs. These highly skilled and often highly specialized individuals play an important role in developing, implementing, operating, managing and distributing CI’s products and services. Accordingly, the recruitment and retention of skilled personnel, continuous training and transfer of knowledge are key activities that are essential to CI’s performance. CI has taken, and will continue to take, steps to encourage our key employees to remain employed at CI, including the implementation of long-service awards, employee engagement strategies and enhanced transparency measures with respect to compensation. In addition, the focus on asset growth and the reliance on investment performance to sell financial products has increased the demand for experienced and high- performing portfolio managers. Compensation packages for these managers may increase at a rate well in excess of inflation and well above the rates of increase observed in other industries and the rest of the labour market. The loss of these individuals or an inability to attract, retain and motivate a sufficient number of qualified personnel could result in a loss of clients and a decline in sales and adversely affect CI’s business.

Q4 Financial Report	31	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

The market for financial advisors is extremely competitive and is increasingly characterized by frequent movement by financial advisors among different firms. Individual financial advisors of AWM have regular direct contact with clients, which can lead to a strong and personal client relationship based on the client’s trust in the individual financial advisor. The loss of a significant number of financial advisors could lead to the loss of client accounts which could have a material adverse effect on the results of operations and prospects of AWM and, in turn, CI. Although AWM uses or has used a combination of competitive compensation structures and equity with vesting provisions as a means of seeking to retain financial advisors, there can be no assurance that financial advisors will remain with AWM.

INSURANCE RISK

CI maintains various types of insurance which include financial institution bonds, errors and omissions insurance, directors’, trustees’ and officers’ liability insurance, agents’ insurance, general commercial liability insurance, and cyber liability insurance. Management evaluates the adequacy of CI’s insurance coverage on an ongoing basis. However, there can be no assurance that a claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost or that any insurer will not dispute coverage of certain claims due to ambiguities in the relevant policies. A judgment against CI in excess of available coverage could have a material adverse effect on CI both in terms of damages awarded and the impact on the reputation of CI.

CREDIT RISK

Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries, as well as issuers whose securities are held by CI. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. CI does not have significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of individual counterparties and holding collateral where appropriate.

Q4 Financial Report	32	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

One of the primary sources of credit risk arises when CI extends credit to clients to purchase securities by way of margin lending. Margin loans are due on demand and are collateralized by the financial instruments in the client’s account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI’s internal credit policy.

LIQUIDITY RISK

Liquidity risk is the risk that CI may not be able to generate sufficient funds and within the time required in order to meet its obligations as they come due. While CI currently has access to financing, unfavourable market conditions may affect the ability of CI to obtain loans or make other arrangements on terms acceptable to CI.

LIQUIDITY RISK FOR THE ASSET MANAGEMENT SEGMENT

CI is also exposed to the risk of its investment funds not being able to meet their redemption obligations due to an inability to liquidate the underlying assets in a timely manner. This could be caused by insufficient liquid assets in the fund, an unexpected spike in redemptions triggered by negative market information, sentiment or contagion, adverse liquidity conditions in the financial markets, procedural issues that may delay the liquidation of securities or other factors. Inability to meet its redemption obligations may lead to legal liability, regulatory action and reputational damage. CI has robust mechanisms in place to monitor and maintain adequate liquidity in its investment fund portfolios at all times. However, CI has no control over extreme market events that may result in the sudden loss of liquidity or trigger a run on the funds.

CAPITAL RISK

Certain subsidiaries of CI are subject to minimum regulatory capital requirements. This may require CI to keep sufficient cash and other liquid assets on hand to maintain capital requirements rather than using them in connection with its business. Failure to maintain required regulatory capital by CI may subject it to fines, suspension or revocation of registration by the relevant securities regulator. A significant operating loss by a registrant subsidiary or an unusually large charge against regulatory capital could adversely affect the ability of CI to expand or even maintain its present level of business, which could have a material adverse effect on CI’s business, results of operations, financial condition and prospects.

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| MANAGEMENT’S DISCUSSION & ANALYSIS |

TAXATION RISK

CI is subject to various uncertainties concerning the interpretation and application of Canadian tax laws. CI Investments is considered a large case file by the Canada Revenue Agency and, as such, is subject to audit each year. There is a significant lag between the end of a fiscal year and when such audits are completed. Therefore, at any given time, several years may be open for audit and/or adjustments. While CI regularly assesses the likely outcome of these audits in order to determine the appropriateness of its tax provision, there can be no assurance that CI will accurately predict the outcomes of these audits. If tax authorities disagree with CI’s application of such tax laws, CI’s profitability and cash flows could be adversely affected.

SHARE CAPITAL

As at December 31, 2019, CI had 221,792,541 shares outstanding.

Employee Incentive Share Option Plan: At December 31, 2019, 5.6 million options to purchase shares were outstanding, of which 4.8 million options were exercisable at prices ranging from $27.44 to $35.88.

Restricted Share Unit (“RSU”) Plan: 657,304 RSUs were outstanding as at December 31, 2019.

Deferred Share Unit (“DSU”) Plan: 21,366 DSUs were outstanding as at December 31, 2019.

Additional details about the above Plans can be found in Note 6 to the Interim Condensed Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

The table that follows summarizes CI’s contractual obligations at December 31, 2019.

PAYMENTS DUE BY YEAR

[millions of dollars]	Total	1 year or less	2	3	4	5	More than 5 years
Long-term debt	1,610.0	450.0	235.0	—	325.0	350.0	250.0
Leases	82.3	13.9	13.5	12.8	12.7	12.6	16.8
Total	1,692.3	463.9	248.5	12.8	337.7	362.6	266.8

SIGNIFICANT ACCOUNTING ESTIMATES

The December 31, 2019 Consolidated Financial Statements have been prepared in accordance with IFRS. For a discussion of all significant accounting policies, refer to Note 1 of the Notes to Interim Condensed Consolidated Financial Statements. Note 3 provides a discussion regarding the methodology used for business acquisitions. Note 5 provides a discussion regarding the recoverable amount of CI’s provision for other liabilities and contingencies.

Q4 Financial Report	34	December 31, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

NEW ACCOUNTING POLICIES

Effective January 1, 2019, CI adopted IFRS 16 using the modified retrospective approach. Under this approach CI recognized the lease liability based on the remaining lease payments discounted using CI’s incremental borrowing rate as at January 1, 2019. CI also recognized the right-of-use asset as at the date of initial application, as if IFRS 16 had always been applied since the commencement date of the lease, discounted using CI’s incremental rate of borrowing as at January 1, 2019. Comparative figures were not restated for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. Please refer to Note 2 of the Notes to the Consolidated Financial Statements for more information.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), together with management, are responsible for the design of CI’s disclosure controls and procedures as defined in National Instrument 52-109 (NI 52-109). Management evaluated, with participation of the CEO and CFO, the effectiveness of the disclosure controls and procedures as at December 31, 2019. Based on this evaluation, the CEO and CFO have concluded that they are reasonably assured these disclosure controls and procedures were effective as at December 31, 2019 and that material information relating to CI was made known to them within the time periods specified under applicable securities legislation. Management, under the supervision of the CEO and CFO, is responsible for the design and maintenance of adequate internal controls over financial reporting as defined in NI 52-109 for the purposes of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, due to its inherent limitations, internal controls over financial reporting can only provide reasonable, not absolute, assurance that the financial statements are free of misstatements. The COSO framework was used to assist management, along with the CEO and CFO, in the evaluation of these internal control systems. Management, under the direction of the CEO and CFO, concluded that the internal controls over financial reporting were effective as at December 31, 2019. Management used various tools to evaluate internal controls over financial reporting which included interaction with key control systems, review of policy and procedure documentation, observation or reperformance of control procedures to evaluate the effectiveness of controls and concluded that these controls are effective. For the quarter ended December 31, 2019, there have been no changes to the internal controls that have materially affected, or are reasonably likely to affect, internal controls over financial reporting

Additional information relating to CI, including the most recent audited annual financial statements, management information circular and annual information form, is available on SEDAR at www.sedar.com and on CI’s website at www.cifinancial.com. Information contained in or otherwise accessible through the websites mentioned in this MD&A does not form part of, and is not incorporated by reference into, this MD&A.

Q4 Financial Report	35	December 31, 2019